UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Five Prime Therapeutics, Inc.

(Name of Subject Company (Issuer))

Franklin Acquisition Sub, Inc.

a wholly owned subsidiary of

Amgen Inc.

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Jonathan P. Graham, Esq.

Executive Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of Filing Persons)

With a copy to:

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,891,689,510.17	$206,383.33

(1)

Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 45,941,900 outstanding shares of Five Prime Therapeutics, Inc. (“Five Prime”) common stock, par value

$0.001 per share (collectively, “Shares”) multiplied by $38.00, the offer price per Share (the “Offer Price”), plus (b) 631,004 Shares underlying Five Prime’s outstanding, unvested, restricted stock awards, multiplied by the Offer Price, plus (c) 4,228,899 Shares issuable upon the exercise of Five Prime’s outstanding stock options with an exercise price less than the Offer Price, multiplied by $28.83 (which is the Offer Price minus the weighted average exercise price for the options of $9.17 per Share). The calculation of the filing fee is based on information provided by Five Prime as of March 8, 2021.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form of Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (a) Franklin Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), and (b) Amgen. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime”), at a purchase price of $38.00 per Share, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2021, a copy of which is filed herewith as Exhibit (a)(1)(A) (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Five Prime Therapeutics, Inc., a Delaware corporation. Five Prime’s principal executive offices are located at 111 Oyster Point Boulevard, South San Francisco, California, 94080. Five Prime’s telephone number at such address is (415) 365-5600.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Five Prime. Five Prime has advised Amgen that, as of the close of business on March 8, 2021, there were (i) 45,941,900 Shares issued and outstanding, (ii) 631,004 Shares underlying Five Prime’s outstanding, unvested, restricted stock awards and (iii) 4,228,899 Shares issuable upon the exercise of Five Prime’s outstanding stock options with an exercise price less than the Offer Price. The information set forth in the sections of the Offer to Purchase entitled “Introduction” and “The Offer—Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer—Price Range of the Shares; Dividends on the Shares” and is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Amgen and Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer—Certain Information Concerning Amgen and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)(1)(i)—(viii), (x), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer—Certain Information Concerning Amgen and Purchaser,” “The Offer—Background of the Offer; Past Contacts, Negotiations and Transactions,” “The Offer—Purpose of the Offer; Plans for Five Prime” and “The Offer—The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer—Purpose of the Offer; Plans for Five Prime” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Price Range of the Shares; Dividends on the Shares,” “The Offer—Certain Effects of the Offer,” “The Offer—Dividends and Distributions,” “The Offer—Purpose of the Offer; Plans for Five Prime” and “The Offer—The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b), (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “The Offer—Certain Information Concerning Amgen and Purchaser” is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.    Financial Statements.

(a), (b) Not applicable.

Item 11.    Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Certain Information Concerning Amgen and Purchaser,” “The Offer—Background of the Offer; Past Contacts, Negotiations and Transactions,” “The Offer—Purpose of the Offer; Plans for Five Prime” and “The Offer—The Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—The Merger Agreement; Other Agreements,” “The Offer—Conditions of the Offer” and “The Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “The Offer—Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “The Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

See Exhibit Index.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021

AMGEN INC.

By:	/s/ Robert A. Bradway
Name:	Robert A. Bradway
Title:	Chairman of the Board, Chief Executive Officer and President

FRANKLIN ACQUISITION SUB, INC.

By:	/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase for Cash, dated March 18, 2021.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on March 18, 2021.*

(a)(5)(A)	Joint Press Release, dated March 4, 2021, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(B)	Transcript of Amgen investor call on March 4, 2021, incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(C)	Transcript of excerpt of Amgen presentation on March 4, 2021, incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(D)	Excerpt from newsletter sent to Five Prime employees on March 5, 2021, incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 5, 2021.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 4, 2021, by and among Amgen, Purchaser and Five Prime, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(d)(2)	Mutual Non-Disclosure Agreement, effective as of July 29, 2019, by and between Amgen and Five Prime.*

(d)(3)	Amendment No. 1 to the Mutual Non-Disclosure Agreement, effective as of August 2, 2019, by and between Amgen and Five Prime.*

(d)(4)	Amendment No. 2 to the Mutual Non-Disclosure Agreement, effective as of June 16, 2020, by and between Amgen and Five Prime.*

(d)(5)	Non-Disclosure Agreement, dated as of February 12, 2021, by and between Amgen and Five Prime.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.